For Immediate Release

Stantec announces 16.7% increase in gross revenue in the first quarter

EDMONTON AB (May 3, 2007) TSX:STN;NYSE:SXC

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In the first quarter of 2007 Stantec generated gross revenue of C$216.3 million compared to C$185.3 million in the first quarter of 2006, a 16.7% increase. Net revenue increased 17.9% to C$192.3 million from C$163.1 million and net income increased 35.1% to C$15.4 million compared to C$11.4 million. Diluted Earnings per share were up 32.0% to C$0.33 in the first quarter 2007 from C$0.25 in the first quarter of 2006.

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The increase in net income is due to three factors that combined to deliver better than expected results. Amortization of intangible assets and net interest expense were both lower than in the same period of 2006. Both of these items are expected to increase in future quarters due to the acquisition of Vollmer Associates at the beginning of the second quarter 2007. Gross margin was higher than anticipated because of the mix and type of projects completed in the quarter. Over the year the Company expects that gross margin will be between 55% and 57%.

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During the first quarter Stantec announced its intent to acquire Vollmer Associates of New York City. The transaction closed in early April and added approximately 600 employees and 20 offices to Stantec in the northeast United States.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on May 3, 2007 and are available to download from the investor relations section on . You may also contact Stantec for a copy of the documents.

“We’ve had a good start to 2007 with strong performances from all of our practice areas,” says Tony Franceschini, Stantec President & CEO. “In particular our Environment and Transportation groups performed well capitalizing on public sector spending and winning a number of key projects.”

The diverse range of projects awarded to Stantec this quarter reflects the maturing of the Company’s practice areas. The Transportation group was awarded two on-call assignments, one from the Ministry of Transportation Ontario for bridge projects in the Central Region over two years and the second from the North Carolina Department of Transportation to provide general railroad engineering, highway/railroad crossing evaluations, and general railroad planning studies over a three year term. The Environment group was awarded a two year contract by SaskPower to provide a variety of environmental assessment services throughout Saskatchewan. In Henry County, Georgia, the team is providing design services to double the capacity of the Tussahaw Water Treatment Plant. In addition, Stantec’s Buildings group, in association with another firm, was selected as the architects for the new Peace Country Regional Health Centre located in Grande Prairie, Alberta. The Urban Land practice began the civil engineering, planning, and mapping services for McAllister Ranch in Bakersfield, California. The development will include more than 6,000 residential lots, 14 miles (22.5 kilometers) of arterial roadways, an 18-hole Greg Norman Signature golf course, amenity lakes, parks, schools, and 340 acres (138 hectares) of commercial development.

“Our employees across Stantec have done an exceptional job of developing strong relationships with our clients by continuing to deliver effective solutions time and time again,” adds Franceschini. “It is through the efforts of our team, which is now over 6,500 people strong, that we will achieve our goal of becoming a top 10 global design firm.”

Stantec’s Annual & Special Meeting of Shareholders is being held today, May 3, 2007, at 1:00 PM EDT (11:00 AM MDT) at Stantec’s headquarters in Edmonton, Alberta, 10160-112th Street. The First Quarter Conference Call, being held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec’s web site at stantec.com in the Investor Relations section.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 6,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

- Income Statement and Balance Sheet attached -

Consolidated Balance Sheets
(Unaudited)

	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	42,778	28,363
Restricted cash	749	1,545
Accounts receivable, net of allowance for doubtful accounts of
$8,659 in 2007 ($7,379 - 2006)	164,046	168,474
Costs and estimated earnings in excess of billings	47,972	39,924
Income taxes recoverable	3,217	-
Prepaid expenses	5,041	6,591
Future income tax assets	9,295	9,711
Other assets	11,452	8,228

Total current assets	284,550	262,836
Property and equipment	66,228	65,009
Goodwill	250,797	251,491
Intangible assets	20,208	22,819
Future income tax assets	10,497	9,984
Other assets	20,778	18,338

Total assets	653,058	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,613	-
Accounts payable and accrued liabilities	76,863	107,132
Billings in excess of costs and estimated earnings	31,898	28,721
Income taxes payable	-	3,432
Current portion of long-term debt	4,589	4,181
Future income tax liabilities	12,836	12,236

Total current liabilities	130,799	155,702
Long-term debt	45,079	12,046
Other liabilities	35,236	33,561
Future income tax liabilities	16,370	18,273

Total liabilities	227,484	219,582

Shareholders' equity
Share capital	214,267	212,781
Contributed surplus	5,139	5,458
Deferred stock compensation	(181)	(250)
Retained earnings	233,178	217,750
Accumulated other comprehensive income	(26,829)	(24,844)

Total shareholders' equity	425,574	410,895

Total liabilities and shareholders' equity	653,058	630,477
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars, except per share amounts)	$	$

INCOME
Gross revenue	216,311	185,270
Less subconsultant and other direct expenses	23,964	22,132

Net revenue	192,347	163,138
Direct payroll costs	83,007	72,209

Gross margin	109,340	90,929
Administrative and marketing expenses	81,675	68,377
Depreciation of property and equipment	4,088	3,471
Amortization of intangible assets	939	1,528
Net interest (income) expense	(107)	727
Share of income from associated companies	(69)	(38)
Foreign exchange gains	(178)	(48)
Other income	(278)	(129)

Income before income taxes	23,270	17,041

Income taxes
Current	7,467	7,498
Future	375	(1,874)

Total income taxes	7,842	5,624

Net income for the period	15,428	11,417

Weighted average number of shares outstanding - basic	45,481,764	44,946,790

Weighted average number of shares outstanding - diluted	46,125,051	45,917,882

Shares outstanding, end of the period	45,534,408	45,070,346

Earnings per share
Basic	0.34	0.25

Diluted	0.33	0.25
See accompanying notes

STANTEC INC. (UNAUDITED)